Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: October 8th, 2025

On October 8th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on Spotify/Apple Podcasts, and YouTube:

TRANSCRIPT: Pomp Podcast 10/8

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

[Anthony Pompliano]: What’s going on guys? Today we got a great episode with Jeff Park. Jeff is the chief investment officer of ProCap BTC, and he’s gonna explain what’s going on with Bitcoin and gold. Should we be worried about Bitcoin lagging gold’s performance?

[Anthony Pompliano]: Why is gold going up so much? How should we think about Bitcoin as living, breathing software and the differences maybe between the durability of gold over time? And then we get into a brand new theme, which is the retardification of society and why things like the lack of reading and the decline of how much people are actually reading is linked to things like the mag 7 going up or many other topics that you should be talking about across the economy.

[Anthony Pompliano]: Here’s my latest conversation with Jeff Park. Alright, Jeff. I thought a great place to start the conversation is gold’s been ripping. It’s like the perfect storm for gold. It’s up about 15% since Jerome Powell’s speech at Jackson Hole a couple of weeks ago.

[Anthony Pompliano]: And, there’s a lot of people in the Bitcoin world who are like, hey. Gold and Bitcoin both are the solution to the same problem. Why is gold going up and Bitcoin’s not? Are you worried at all, or how should we think about this?

[Jeff Park]: Gold’s definitely been the story of the year, and I think at some level, there’s a common parallel with Bitcoin, but there’s also a distinct tone that’s quite remarkable to gold itself. And I think to understand that, we have to return to some geopolitical, some history, and recognize that at the end the day, these are driven by market participants and buyers and sellers and ultimately flows that take dominance over what I might even argue as just facts that we can observe technically speaking.

[Jeff Park]: So big news this week that all that the US Treasury’s Bitcoin reserve sorry. Gold reserve has actually hit a trillion dollars. That’s a big number, and that’s because gold is now at $38.50.

[Jeff Park]: At the other side of this is the fact that The US reserve of gold is actually at a 90 year low. This, did not report in the mainstream media. And here, I think, lies the dilemma.

[Jeff Park]: Gold is going higher, but The US share of its gold reserve at a global level has decreased to a pretty low level, and this is the tension.

[Jeff Park]: And I think people like to talk about the price of gold, but the other dimension we need to consider is the relative level of gold’s ownership across the geopolitical arena beyond just the absolute price itself.

[Jeff Park]: So I think this is partially why we’re seeing such dominating flow with gold narratives because there’s active geopolitical participants, namely China. China has been very, very active in the marketplace in wanting to exert some influence on the dollar hegemony, but also have now actually taken action by purchasing gold directly in the marketplace.

[Jeff Park]: So I think there’s a lot of moving parts here, but, ultimately, the salient facts are that at 1 point in time post World War 2, The US had over 50% of the world’s global gold reserve supply as a central bank, and now it’s less than 20%.

[Jeff Park]: So who’s making up for the compensation on their side? Likely China and many other BRIC countries in the lead. And I think that sets the backdrop for the conversation in gold that is, at this point in time, different than Bitcoin’s adoption story to come on the institutional front.

[Anthony Pompliano]: So it feels like there’s a couple of things happening with gold. The first is, definitely, there’s geopolitical tensions, which just make people want to have a hedge. Right? So people go and they buy gold. You also have central banks buying. Some of that might be because of geopolitical tension.

[Anthony Pompliano]: Some of that might be because of price. You know, there’s kind of many different factors. There’s also interest rate cuts that are playing into this as well as people kind of think about, okay, cheap money’s coming back. Will inflation come back?

[Anthony Pompliano]: Whatever. If you’re The United States and you see China just buying lots of gold, should you also be buying, or is there a little bit more of like a global chessboard here and there may be reasons why you’re okay with another central bank buying a lot of a asset like gold and you’re saying, hey.

[Anthony Pompliano]: Look. I’m just gonna hold what I have, and, there’s a reason why we’re kind of making that decision.

[Jeff Park]: Absolutely. When we talk about the dollar hegemony, you’ll you’ll find people on boats at the camp saying that actually the US dollar has never been stronger, and you’ll then find people who will say, what are you talking about?

[Jeff Park]: I see the complete opposite. And and this is actually the heart heart of the question as to what facts are they looking at. When you look at the total purchase of US treasuries by our foreign holders, that share has increased.

[Jeff Park]: There, in fact, there are more foreign holders of UST long dated debt than before. So on 1 hand, that makes it feel like we’re secured in the dominance of actually being the world’s greatest lender sorry, borrower.

[Jeff Park]: But but the other side of it is that the dollar has actually been decreasing for settlement purposes across global trade, mainly in the ways we think about how to do big business with oil and global trade commerce that exists with hard commodities.

[Jeff Park]: So this this tension, I think, is ultimately represented by what we’re observing with gold price and the amount of gold reserve that is now being held in The US versus other countries.

[Jeff Park]: So for a country like China, if you’re actually trying to make the renminbi a settlement currency that you want to use for oil import and wanna settle, using CNY, 1 of the ways that you can actually do that is to really just buffer up your own reserve of central bank gold such that you can feel to be a more credit worthy counterparty than it ever would have been.

[Jeff Park]: And so the launch of the Shanghai Gold Exchange, I think, in 2012 was not a huge event back then, but it has now become a focal point for everyone to recognize what has happened in the past 10 plus years is now Shanghai does have the market for having the largest gold trading volume in the world for physical gold settlement. I mean, that is pretty astounding. That is the thing that people historically associated with London and the European markets, but physical gold now actually trades in China. So the other thing that they did earlier this summer that I think is remarkable is they, for the first time, opened up vaults in Hong Kong to allow offshore investors to put their gold in reserves to to entice perhaps other central banks. And so the model that I think China is going for in which you can back your sovereign fiat with gold that can then be used for trade is not dissimilar at all from how The US eventually forced its will upon its dollar hegemony. We’re just seeing China do its own version, which is why they have been the biggest buyer of gold since 2014. And I think the the most shocking charts, if anyone can see today, would be to just pull up, like, how much gold exists on the Shanghai futures exchange.Back in 2014, it would have been less than or around 10 k, and now it’s actually above 70 k.

[Anthony Pompliano]: It’s crazy.

[Jeff Park]: I mean, it is it is nuts. It’s actually 1 of the most incredible up only chart you’ll ever find, in the commodities market. But I think that’s why gold has been so strong. It’s always flows driven, and there are there’s natural buyer for physical gold and the paper gold as dictated by the Shanghai Futures Exchange.

[Anthony Pompliano]: You know what’s interesting is there’s a storyline in there that has not yet got enough attention. London has seeded the epicenter of gold to Shanghai.I saw that London has recently dropped out of the top 20 for IPOs, and Mexico now has more IPOs than London. It does kind of feel like the museum of Europe in this financialization of the world and the proliferation of the Internet. Actually, London of all places has been hit pretty hard in a relative comparison. Right? There’s still plenty of economic activity. There’s still plenty of financial institutions and all this stuff, But then you also can look at, like, anecdotes of I mean, Dubai is basically, you know, leaching as many people to move there with tax incentives and and various other kind of economic policies that people just say, well, why not just move there and not pay less? Like, it does feel like London is under attack. They just might not know it yet, and you can kinda see all these data points that show up in in global finance.

[Jeff Park]: Yep. It’s so interesting. I think also this is more of, like, a sociological comment than economics, but maybe there’s just in history, a transition of wealthy countries who then exhibit the ability to dominate on the cultural front where they build social capital that actually is just as important and long lasting. And so what you see with most of world history is rising economies are backed by some economic and military might to which they’re able to then produce culture. And if you believe that human civilization, the greatest output you could have is incredible culture, culture can pay dividends for for thousands and thousands of years. You know? I I remember going to Italy with my parents and, you know, my dad having worked in Korea and watching the economic miracle of South Korea through the lens of Samsung would comment how incredible it is that Europeans can literally just live off of culture, that there’s infinite tourism, infinite people interested in distribution efforts by aligning themselves with the cultural mindsets. And, actually, it’s it’s it’s the greatest asset that Rome has ever left behind, and and they still live off of it. So maybe, part of the trend we’re seeing here is US is a relatively new country. Right? Our culture is a global export today, but it’s it’s nowhere nearly as secure. And China, above all, today does not win the culture war. There’s actually no 1 in the world who would look at China to say their culture is exactly what I want to adopt. I like their aesthetics at my home. I like the way of thinking. I like their TV shows and comedies. There’s literally none. So I think it’s it’s it’s it’s maybe a gradual evolution that we get to see, and Europe has, for better or for worse, been in the leading space for much of human civilization.

[Anthony Pompliano]: It it is funny how I think China, if you had to describe it in 1 word from many different facets of evaluation, it would just be efficiency. Right? Culturally, they have been very efficient both in their economic productivity, but also I think just like the aesthetics, the, you know, technology, like everything is all about, like, innovatively pushing us forward to be more efficient. Europe is the exact opposite. Right? Like, actually, will mock people who like, why are you being so efficient? Like, why why are you working so hard? Why don’t you take a nap in the middle of the day? Why don’t you, you know, go for tea? Why don’t you, you know, do all these things that I think we are drawn to? Because in a way, you almost feel like coming from a culture where efficiency and and capitalism stuff, like, how do they survive?

[Anthony Pompliano]: Yeah. Like, almost kinda have to go see it for myself. This is nice. Right? Like, oh, wow. We can just relax.

[Jeff Park]: Yes. A 100%.

[Anthony Pompliano]: In a way that, you know, maybe China, New York, whatever, like, would would never be able to embrace.

[Jeff Park]: Yeah. No. Totally. And, actually, you know, when we talk about store of wealth, gold is a fungible commodity that is easily accessible because it lacks character and personality, and it is just a social covenant that we accept. But the highest forms of wealth preservation tends to have a social element. Right? So if you think about art and the greatest productions ever made by the European masters and why those retain value, it’s because the scarcity is not just in the physicality of it, but also the social capital.So, actually, leveling up scarcity beyond the physical realms is is actually the the most important thing. Even when I think about Europe’s greatest export outputs to world brands, I mean, the richest person in Europe these days tend to be in some kind of consumer facing business.Maybe it’s a retail business or it’s LVMH. Right? You don’t see anything that China exports where the even Chinese billionaires are carrying anything but LVMH, handbags, and Rolexes. Right? I mean, that’s a European good that they’re willing to align with. You don’t see a Chinese, you know, Hermes.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: And it takes time to build a Chinese Hermes. It comes with exactly what we described, a sense of leisure, a sense of kind of, I think, abundance, and the ability to then will your mind to sacrificing towards that kind of advancement that’s not driven solely by efficiency.

[Anthony Pompliano]: You know what’s funny is, you know, when you look at, like, companies to purchase, 1 of the things that people will always talk about is, like, no amount of money can actually build the durability of a brand. You can buy a brand that has durability, but no matter how much money you spend, you cannot create durability except for the expiration of time. And gold, think, is, you know, the the ultimate asset there.

[Jeff Park]: 100%.

[Anthony Pompliano]: Yeah. But but I do think a lot about, like, the dollar. You know, if you think so Bitcoin has been around now for, let’s call it, know, 15, 16 years. So pretty much if you’re, like, 18 and above, you were alive and probably remember a world before Bitcoin.Anyone under the age of 16 in the world is gonna grow up. And, like, is there really a difference between okay. Fiat got started in 1971 and Bitcoin got started in 02/2009. Like, if you were born in 2015, they’re both before you were born. Mhmm. Right? And the difference of, like, 50 years and 15 compared to gold’s thousands of years is actually not that different.And I think there is a psychological component to this of whether you call it Gen Z or, you know, whatever the the kind of age group is. Gold will still always be the thing that’s been around for thousands of years, but I don’t think there’s a big difference between the things been around for 50 to 15, and that actually may be a very big attribute that Bitcoin carries that people kind of underestimate.

[Jeff Park]: Yeah. I completely agree. I think gold’s greatest cultural power is its impermanent fixture in our mindset and its durability for for eons of human civilization, and it’s universal too.

I think both of those components make it totally timeless. When I got married, a bunch of my relatives in Korea gifted me gold. Mhmm. And I remember even then thinking, man, what a thing to just keep in my closet now and involved and, like, I don’t wanna deal with it.

[Anthony Pompliano]: It’s kind of annoying. And then when I had kids, it’s very traditional in Asian countries to also gift your child gold related jewelry. Mhmm. So here’s now my son who’s 1 years old, and he has this giant thick gold bracelet and and rings.I think we got, like, 7 different rings. And

[Anthony Pompliano]: A jumpsuit as well. Like, gold.

[Jeff Park]: I mean, soon the teeth are coming, I’m sure. And so, like, we have this pile of gold, and it’s in our closet right now. And the funniest thing is that has outperformed almost any gifts that I’ve ever got since my kid was born.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: I would say, actually, the greatest loss was maybe on the diamond that I got from my wife and the proposal for which scarcity apparently is not as strong for diamonds as we all thought.

[Anthony Pompliano]: Yeah. Well and and, you know, I think part of this conversation of Bitcoin and gold is the sound money principles that no 1 can create more of it. Diamonds used to be thought, and now these, like, lab grown diamonds. I I’ve got a friend who his family is probably 1 of the largest jewelers. They come from India. And he’s like, we have, like, experts. Yeah. They have a hard time deciphering the difference between these assets. And so I think that that obviously has an impact. Now with Bitcoin specifically, are you worried that Bitcoin hasn’t kept up with gold’s performance?

[Jeff Park]: I think it will catch up. I think as I’ve mentioned before, and as I you would agree, all of these are ultimately driven by Flows. We need buyers in the marketplace. And I think it’s inevitable that there will be more buyers at the institutional level for Bitcoin adoption, but we have to move that agenda with a little bit more focused deliberation.I do think that’s why when we talk about gold in the context of Bitcoin, the first prong that we all attach to is whether the strategic reserve can be allocated to actually buy Bitcoin for The US in which we are sitting on a bunch of paper gains with gold in particular. Right? Because gold has been marked at the treasury at $42 an ounce, and we all know right now it’s trading at $38.50. That’s a 100 x. Right? That’s a 100 x that we’re sitting on. And if you do the math,

[Anthony Pompliano]: that’s a Great investment.

[Jeff Park]: Huge hugely profitable investment and reflexive in some nature as well as to what The US was able to accomplish with on the back of the dollar. But there’s a trillion dollars of basically paper gains.Right? And a trillion dollar, actually, it sounds big to us, but it’s probably not that big in the grand scheme of how indebted the country itself is. Right? $33,000,000,000,000 of US debt out there. So a trillion dollar, maybe it’s actually not that big of a reval event anymore. So this is kind of, I think, the tension as to do we do it? Do we not do it? If we do it, doesn’t move the dial that much. But the thing that is really interesting then is, hey. What if we then actually do find a way To, find liquidity, a funding based liquidity on the trillion dollars of gold and buy Bitcoin. And a trillion dollars of Bitcoin is actually hugely impactful for the Bitcoin market. And so if there’s a way to unlock the ability to build leverage on the paper gains of gold to take a call option on Bitcoin, there’s something incredible here that could happen. And the math is pretty simple. If you own Bitcoin and you assume that it’s gonna go up by 12% a year, you’ll make a 30 x in 30 years.Right? I mean, it’s actually going to be able to cover most of the physical deficit hole that exists. And if you think it’s actually gonna go up by 40% per year, which is what the CAGR has been otherwise annualizing, it’s 10 years. So the the idea of having a gold revaluation event that’s Bitcoin aligned, I think, is really the most interesting political and economic story that, reimagines the opportunity set be so much bigger than what even micro strategy is doing with its own balance.

[Anthony Pompliano]: Here’s what’s interesting to me is, let’s say that that that works exactly how you just described. You’ve got gold, got paper gains, you borrow against the gold, you go and you buy Bitcoin.And maybe it’s not a trillion, maybe it’s 200,000,000,000, whatever the is. It would be a big number. That seems like if it was an investment firm making this, maybe you have an investment committee, but that seems pretty hard to like, hey, we’re gonna lever up this thing and we’re gonna buy it, whatever. Right? Kind of decision making by committee is usually not aligned with we’re gonna take risk. Right? A family office, no brainer. Like, some person’s like, hey, we’re gonna do this. They issue the order. It gets executed. Done. Company where, like, a CEO has voting control. Okay. Got it. The government is, like, the extreme of management by committee.So it almost begs the question of, like, does the president of The United States just have to issue the order and figure out can the executive branch do this unilaterally without being stalled or stopped by the rest of the government? Like, to me, that is the only path where you get something like that done because the second you get congress or the senate talking about this, stop.

[Jeff Park]: Right.

[Anthony Pompliano]: Like, you know, first of all, you’re gonna have somebody who’s like, the gold’s not there. Right? You can have another person who’s like, we have more gold than, you know, we we told you about. You have a bunch of people who are like, why do we even own gold orbit? You know what I mean? Like, there’s just, like, too many people involved. So is that the answer is, like, Trump just has to, like, issue the order?

[Jeff Park]: I think the executive path is a great starting point to create a watershed moment, but the optimistic person in me believes that no democratic coalition is truly bought in until a legislative motion because I believe that US citizens are ultimately the shareholders of US government as a construct of what a corporation could in itself be. And so doing it legislatively is the ultimate path for broad based adoption that’s ultimately irreversible. The problem with the strategic initiatives is that they can be unwound by the next person if they find it to be politically challenging, whereas a legislative approach is a permanent output. And, actually, I think that’s what we all should aspire for. It’s part of the Bitcoin movement. It’s why you and I and everyone does the work of trying to make people understand Bitcoin better, not just as a way to store wealth, but the social mission behind it. Because 1 of the reasons gold, I think, has won so far is because that narrative has been unchallenged by almost a global level. Gold is the store of wealth, and it especially is a store of wealth for sovereigns. And I think if we’re able to kinda channel that conversation to it being the same for Bitcoin, then it’s really only a matter of time. And and going back to kind of my example of having all this gold in my closet, my vault, I don’t like it. I think it’s I think I think there’s a lot of risk with it, and I’d rather own something else kind of in a way that I can hold to myself in a sovereign way, a line of code I can memorize, that will give me a lot more peace.Comes with risks, of course. Some older people like physically touching stuff. I don’t need to think about physically touching stuff. Mhmm. So for me, it works. And you know what? Young people are mentally more able to do things that older people can’t. And so the trend of young people understanding digital store of wealth to me is is the big big picture here.

[Anthony Pompliano]: You know what I was thinking about the other day as I saw gold continue to go higher other than good for all the gold bugs. What did the Costco people know? Right? Remember when Costco remember, like, 6 months ago or 9 months ago when all those reports came out, like, Costco couldn’t eat enough gold?

[Jeff Park]: Yeah.

[Anthony Pompliano]: Yeah. Like, they were selling so much gold. Like, who the heck were the people who were like, you know, I’m gonna go to Costco and buy, like, the little bars of gold. And I’m sure they’re just, you know, everyday American Costco members, whatever. But just like, what did those people know? Right? Like, they they front ran the central banks.

[Jeff Park]: Yeah.

[Anthony Pompliano]: And it’s like a stupid example, but I think it’s part of a much bigger trend where, like, the people actually are beating these large pools of capital to these investments, and the Costco membership was the alpha that we should have all known, like, gold’s gonna run because, like, Middle America is buying gold. Right? Like, it’s kind of a weird thing to think back and be like, yeah. There were signs.

[Jeff Park]: Yeah. Totally. It’s funny too because I think we always think about the trade off between paper Bitcoin and physical Bitcoin, and it’s the same in gold world too. I mean, there’s benefits to trading gold futures and gold ETFs because liquidity is at ease, you can monetize your gains pretty efficiently. I mean, those physical bars you get from Costco, there’s costs associated with that, not just from storing, but also imagine actually having to remelt it into something else if you wanted to find a way to find scale and the ultimate output into something productive like jewelry, for example. And There’s always a bid offer that comes with intermediation in that dealer market too. So, you know, I think part of the arbitrage here, if I had to make a choice of buying a Costco gold bar or something gold adjacent to us, is actually gold jewelry. Right? Because here, you get the sense of gold in itself being the anchor to a store of value. But, also, I mean, I think women just know this better than men. Like, there are social capital associated with certain things and and gold backed luxury goods, like watches and other fine pieces are just as valuable.

[Anthony Pompliano]: I I am I gonna see you walk into the office with, like, a big gold chain tomorrow?

[Jeff Park]: Maybe if Bitcoin hits $1.50 k, but then bring my gold chain and all my son’s rings and start flashing them out here.

[Anthony Pompliano]: I love it. 1 of the big differences between gold and Bitcoin is gold has that permanence, not only obviously from time, but also yeah. You can melt it, but still gold. Right? There there’s like a chemical property to it. Bitcoin is living, breathing software that continues to evolve. And we have seen people maliciously attack and try to make changes. We have seen people make pretty consensus driven upgrades and improvements. We have seen forks. We have seen debates. We have seen all kinds of things that to the, like, average investor who just buy maybe the Bitcoin ETF, they’re completely oblivious to this stuff. But I think people in the community are like, hey. There’s very material important debates and changes happening here. How do you think that plays into the investment case moving forward?

[Jeff Park]: I think it plays a lot. I think it’s actually the incredible opportunity of Bitcoin and its greatest fallibility, which is that when I was pitching Bitcoin to investors at Bitwise, easy parallel you would draw is Bitcoin being called digital gold.But I think all those who know crypto well enough know there’s an asterisk behind that, which is gold, to your point, is physically immutable, but Bitcoin actually is a living, breathing code that actually does require stewardship and maintenance, which is why there’s developers and nonprofits that actually take part.They have to run the clients. It’s supported by miners. There’s different mining pools, and and there’s actually kind of an economic activity behind the endeavor of the final output that is a Bitcoin block. And so, you know, I also thought 1 of the reasons maybe Bitcoin may not be accelerating as much as gold I don’t think this is actually the case, is that there is so much internal drama right now within the Bitcoin community about very small things that has captured the imagination for some of these technological slash existential philosophical risk questions. So in some sense, maybe it’s a little bit of a disservice to our own community that we do it so openly in a way that is all about public information sharing towards a community owned project. But at the same time, if I were outside and I was a BlackRock ETF buyer and I listened to the conversation that’s happening between the Bitcoin developers, I might say, hold on a second. This is crazy stuff I don’t understand at all. What is a spam filter? I don’t understand what a relay policy is, and this doesn’t sound anything like I can hold in my hand. And then it’s very dissuasive, actually. And so the the line we have to walk is being thoughtful about why this is actually an important conversation, and it’s a conversation that helps us, future proof Bitcoin as the ultimate store of value, which requires work and education. And it’s time to kinda level up, but at the same time, it in a way that’s cohesive and 1 that shows a unified front across the Bitcoin community. And that’s always been the fun part of the social mission of Bitcoin. There’s always cycles of investors and developers coming for different missions as to what Bitcoin represents in the moment of decentralization.

[Anthony Pompliano]: There’s a little bit of, mom, they’re fighting again. Right? And, like, the fighting, a lot of people are just like, I don’t wanna I don’t wanna be involved in that. Do you think people aren’t buying Bitcoin, though, because of it? Like, to me, I I think back to times where there was a lot of infighting. Right? I mean, block size war, you know, all the all these moments. I think those felt like, could this be something different than what I thought it was gonna be? Spam filter, stuff like that almost feels like maybe it’s a little anchoring bias because once you’ve gone through, like, the really big kind of super controversial ones, you’re like, this it’ll get figured out. Right?

We should make a good decision. We should be thoughtful. Bitcoin is not gonna be different than I thought it was gonna be based on the decision or outcome here versus the block size wars and forks and, like, that felt like, hey. If this goes the other way, almost down to, the thing I’m holding may be worthless. Yeah. Right? I don’t think it’s gonna go the other way, but, like, if it does, here, it feels a little bit less magnitude to a degree. And so, like, how how do you think investors maybe underwrite that risk?

[Jeff Park]: I think investors generally today are not underwriting these risks, which is why I don’t think it’s affecting current sentiment from a flows perspective. But there are times you wonder if it’s hitting an inflection point that could.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: Right? So for example, I think last week, there was a conversation that Luke Dasher would actually hard fork Bitcoin and, enforce spam filters in ways that the Bitcoin community is not going to in their v 30 rollout. And so when you hear the word hard fork, that has implications. Anyone who’s lived through it knows that requires a ton of, management. And, and if you if you’re an ETF issuer, for example, you there’s actually rooms for divergent outcomes too depending on which path you might choose and which custodian you actually are using. And so when you go down that path deep enough, it does then become like, hold on. Is this actually a good time when this political, unfolding is affecting the community? And so I think there’s always, like, a moment where the line can’t be totally crossed, and I think we got kind of near there, which is why I think we found more original Bitcoin developers coming in and participating in the conversation. To your point, to to minimize this particular topic of op return, because at the end of the day, it doesn’t, I don’t think, affect the big course of Bitcoin adoption’s history, but it does have that kind of smell and inkling of what the block size war was ultimately about, which it’s the uncomfortable truth about who owns Bitcoin. Right? Ultimately, who is running consensus at Bitcoin? And what the block size war ultimately showed was that the node clients are very valuable, and they are in control versus miners and their self interests. And that was a huge moment because it showed you decentralization was alive. Sometimes you can take that to a more extreme level about what exactly that, quote, unquote, decentralization is, and this is 1 version of that where those who are pro or anti filters are coming at that lens of what is good for a sovereign node operator versus, you know, a bigger operator for which these technical trade offs are being made.

[Anthony Pompliano]: I forget who said it, I wish because I I’ve referenced this hundreds of times probably since the block size wars. But I remember reading a tweet, and it said something to the effect of, he who can veto holds the true power. And it to me, it was just like, yeah. Like, actually, the governance is not nearly as fine final Mhmm. As that veto power. And if you think about the node operators, like, that is you know, it was a veto.

[Jeff Park]: Totally. Totally.

[Anthony Pompliano]: Right? It was a you guys can play all the games you want, but we say no.

[Anthony Pompliano]: This is this is correct. I think most folks don’t realize there’s various levels of buy in required for the Bitcoin network to operate properly. Right? At the at the very high level is actually the consensus. That is the most insurmountably important kind of things that everyone needs to agree on. Right? 21,000,000 or bust. Right? Insurmountably important. Understanding how transcription in itself works for what the limits of, like, the block sizes are. Insurmountably important. But then there are other things that are a little bit softer, which is actually kind of the exercise of running defaults on, like, your node operators and what you actually consider them like a social policy. So you don’t have to hard code it, but the actors around can enforce it from a social perspective to ensure a good outcome for the network. And and and what you see oftentimes is what is that line between kind of hard coding things versus soft coding behavior, which I think is amazing because this is ultimately what all conversations about money is. Right? Like, it’s ultimately the same social experiment that the dollar represents. And and and how do you draw that line? You know, I think this particular op return debate, the reason for me at least it’s fairly straightforward is because the, removal of, like, the spam filter itself from the 80 byte limit, is probably a technical decision at the core that’s not going to change a lot of the outcomes to come.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: And so it’s actually, in the long run, like, good for the hygiene of the network to be able to have more, in sync with kind of the default provisioning so that, like, the block space is cleaner and it can propagate faster, and the mempool actually is a little bit more resilient than otherwise creating, like, an anarchic situation. Because everyone who’s been in this conversation will tell you whether that filter exists or not is relevant because anyone can still put arbitrary data inscription in a contiguous way and still clog the block space. So this is really a hygiene question at some level. So so in a way, like, this is ultimately, like, good for efficiency gains. And I think about this in the context of, like, Korea, for example. Right? In Korea, like, we never had a mortgage market. I I think you’ll find this really interesting. Korea only recently started to have, like, a, like, a mortgage market, really starting after, like 1997. Before that, we had the system, called. And what the system was is landlords would essentially take in huge sums of cash upfront. It’s usually anywhere from 50 to 80% of the value of the property. And by taking that sum of cash, you would let your tenants live there. And then after 2 years, maybe 5 years, you let them, out and you give back your entire principal. So, actually, what this means is the tenants lived rent free, except they didn’t live rent free because they lost the opportunity cost of that huge sum of cash. And the system developed because the landlord knew there was a higher yield in cash that they can take and invest.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: It’s better than charging rent, especially in a growing emerging market. And so in a way, it worked. But you can also imagine there’s lots of reasons why this is not how you should structure a a real estate market.

[Anthony Pompliano]: Oh, it could go bad?

[Jeff Park]: It could go bad for many different reasons, including things like leverage. Right? And so, you know, I I share that example because just because, like, a a person does something in a particular way, if you don’t ever question, like, Fundamental motivations. Like, you know, what are these incentive alignments? What are people trying to achieve, by efficiently solving for their needs versus the counterparty? There’s always a decision to do the thing that is transparent and clean for the end consumer and incentive alignment that I think wins. And so that product ultimately is obfuscating the real issue, which is people need to buy a house, but they can’t access credit. And so how do you actually build a system around that? And so I think this is kind of, at some level, the philosophical question as well, which is, you know, how do you how do you build a system with technical kind of regularities, at the same time giving enough people freedom to do the things that they want to without bastardizing kind of the opportunity set as itself.

[Anthony Pompliano]: Before I let you go, there’s 1 thing I wanna talk about, which is a tweet you had, which is probably 1 of the best descriptions that I’ve read about what’s going on in the world. You said that there’s a retardification of society, and you had 4 charts. And these charts were, I think, pretty eye opening things. Reading is down, but not like, hey. I used to read, you know, 10 hours a week, and now I read 6 hours a week. Like, the number of children who read a book. Yeah. At all Yeah. Is down significantly. How do you think about financial markets and some of these dynamics?

[Jeff Park]: Right? Because I think that the optimist view of, let’s just take the reading thing. Oh, well, they’re watching YouTube videos or they’re, you know, quote unquote, not reading a book. They’re reading, you know, x or Reddit or whatever. There’s a lot of people who are like, come on. Stop it. Like, a book versus, you know, tweets is not really the the same density of of sophistication. So how do you just think about, you know, kind of societies evolving and sort of financial markets? Are they tied together?

[Jeff Park]: Sure. Sure. At the core, those 4 charts that I posted, even though they look unrelated, are all related is, I think, the point that I was hoping to make in Drive, which is that this retardification of society, if you will, is ultimately rooted by a combination of things that are happening secularly, but mostly focused on a growing sense of instability and a loss of, durability to the ways people invest their time. And so, the first chart was showing that people are reading less. I think people are reading less because at some level, there’s lots of different ways to consume information, but also that consumption of information in that particular format probably doesn’t help you develop breadth and depth beyond the kind of superficial things that you’re observing, right, which is which is kind of bad, which means there’s actually just, like, an attention economy issue. And then, you know, the other chart that I showed was that, max 7 and Pokemon cards have been, like, the best outperforming assets since since basically, like, the S and P 500 and anything else. And –

[Anthony Pompliano]: Gotta catch them all.

[Jeff Park]: And there’s always more, by the way, that keeps coming out. My kids tell me all about it, and I’d I’ve I’ve lost track at this point. But, you know, that shows you that some kind of memeification of these markets is happening because the attention matters so much. Like, I think part of reading less and the rise of max 7 is correlated. I I truly believe the attention economy that Amazon, Meta, and Google are all profiting off of comes directly at the expense of people reading. There there is a contradiction here. And then the point that would be arising are the other 2 charts that I shared. 1 is that gold is actually just becoming a higher percentage of share that foreign central banks are holding relative to UST, and now both of them are kind of near the 20% mark where it’s pretty inevitable that gold’s gonna cross over US treasuries, which shows you that there’s a geopolitical issue where there’s, like, a lack of stability. And then the fourth chart I showed was the probability of US shutdown, which is probably gonna be imminent, is gonna happening. And that’s what Polymarket showed you, more likely than not. It happens all the time. It’s total dysfunction. So I think what you’re showing is it’s a full circle. If there’s so much dysfunction in our political system and that dysfunction is rooted by there being a lack of, like, support for investment in a particular way of the world as perhaps been pushed by the Washington consensus. Humans are less likely to invest their time into things that they know there’s a permanent payoff for that investment they make. If someone told you, you got to do these things for 10 years and the payoff is guaranteed later, which is what education kind of is, this idea that you go to school, you go to grad school, and then you’re going to have this thing at the end. If you’re told none of this is going to happen anymore because the world is so unstable, well, you just you just don’t do that stuff anymore. And then you read less, and you invest less in yourself. But then the other part of that is, again, the direct beneficiary of all of this is the max 7 companies at the core, which is becoming more powerful at some level to create some of this chaos in itself. So I think I think it’s all related, but but but 1 where the optimistic purview is that there’s great opportunities when there’s a big reset at a global level. And I think, you know, we should all try to read more, and then we should all get educated. But it probably doesn’t have to be the way we read, growing up in the way we had, like, AP English curriculum, and reading Pride and Prejudice was the most important thing. You know, people will still do it. But there’s other kinds of long form reading that I think should Be prioritized over kind of the, you know, the sensationalism of what kind of the Twitter headlines can drive otherwise.

[Anthony Pompliano]: Interesting is there’s a bunch of coverage now. Like, if you go ask think it’s, like, Gen Z or middle schools, whatever. What do wanna be when you grow up? YouTuber is the number 1 career. Like, back to this attention economy. Like, the thing that they do, they aspire to be the best at, right, or to participate in. Whereas, I don’t know what it used to be, but I’m assuming it used to be things like, you know, policeman, fireman, doctor, lawyer, you know, what whatever kind of was put on a pedestal by society. But I also think I mean, you know, we both have young kids. Right?

[Jeff Park]: Mhmm.

[Anthony Pompliano]: Maybe actually watching an educational YouTube video is better than reading. Right? Now, again, I want my kids to read, but also, like, I watch them, and if they’re watching something that is the equivalent of, like, AI slop, but for, you know, YouTube, like, I’m sure you’ve seen the, like, ASMR, you know, like, marbles going I’m like, jeez. Like, let’s shut that off. Right? That is, like, not headed in the right direction. But then I will watch, know, they’ll watch something and I’ll see them repeat it later, you know, whatever. And so, I I do think it’s like kinda like the quality of the format really matters.

[Jeff Park]: Yeah.

[Anthony Pompliano]: But I even think about it for maybe folks that are like, you’re my age. I have a lot of friends who probably don’t read that much. Listen to a ton of podcasts. Mhmm. Right? Or they do. They scroll a lot on x, but it’s not what crazy for you page, you know, stupid video. It’s like they’re following a bunch of people in their chosen field and they’re learning and and, you know, become smarter. And so I always take the reading stuff with, like, a caveat of, you know, if you just replace reading with audiobooks or with podcasts, like, actually, maybe be consuming more rather than less.

[Jeff Park]: Mhmm.

[Anthony Pompliano]: But I do think there’s an underlying trend of, no. Like, actually, people are just getting a little dumber in some cases, and maybe we should fight that.

[Jeff Park]: Yeah. Yeah. Well, the other trend too, and I don’t think this is part of the same economic, like, modeling and pulling output, but I would guess in relation to readership going down is also a readership decreasing in fiction versus nonfiction.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: But I do think there are still people who read to learn, and therefore, they read a lot of nonfiction. But fiction as a hobby has probably been going down at a secular level. And the thing that I always tell my friends is we have to read fiction. And I think it’s actually more important now than ever to read fiction because of the way AI has come into the marketplace. The quest for knowledge acquisition has a ceiling. And, actually, beyond that knowledge acquisition is the ability to tell a compelling story. And if you only learn how to tell stories by reading Twitter headlines, you’re the algorithm in which you speak like the the Twitter headlines, which is actually not compelling.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: And the art of being able to be persuasive by storytelling is the thing that I think AI still will find somewhat challenging because styles change amongst humans all the time. Mhmm. So to learn that style, I think reading fiction at this point is actually more profoundly important than ever. And fiction too, the reason why it’s so great is because it has nuance. When you do analysis in your head after reading where your views came out of the author or the characters, rarely is it so black and white the way nonfictions try to create a story that you have to buy into. There’s room for ambiguity. There’s room for judgment. There’s room for kinda grace and sympathy in the ways you acknowledge different kinds of arcs. And, I I I I I truly believe that’s what makes a person a person at the end of the day.

[Anthony Pompliano]: Mhmm.

[Jeff Park]: So even if we’re listening to the podcast or the audiobook versions of knowledge acquisition, you know, maybe the vouching I would make for is to embrace more fiction in your life.

[Anthony Pompliano]: I like it. I violate that rule, but I should make take your advice. Well, it’s harder now because

[Jeff Park]: your kid count has doubled last week.

[Anthony Pompliano]: Sorry. Maybe I’ll read to them. Right? Where can we send people to find you an ex or or your writing that you’re gonna start doing more of? Oh, man. I don’t know

[Jeff Park]: I will do fiction writing anytime soon, but but I will say that I did 1 take at it, which is I wrote a very short story about a corporate bond manager who did not buy the MicroStrike convert, and there was a little bit of a story that people enjoyed. It’s in my it’s in my history feed, so people can find that 1 up. You can find me on Twitter. My handle is d g t 1 0 0 1 1, and I also have my Substack there where I do some more long form writing.

[Anthony Pompliano]: More often. More often. That’s my goal is to get Jeff to write more. Alright. Thank you so much for doing this. Thank you.

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

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This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

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Dan Nash
IR@ColumbusCircleCap.com

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